SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-101)

(Amendment No. 1)

Arris Group, Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

04269Q100
(CUSIP Number)

Deborah J. Noble
Corporate Secretary
Nortel Networks Corporation
8200 Dixie Road, Suite 100
Brampton, Ontario L6T 5P6
(905) 863-1103
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 7, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 18 Pages)

CUSIP NO. 04269Q100	Page 2 of 18 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nortel Networks Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) (b)

Not Applicable

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

00

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7.		SOLE VOTING POWER

NUMBER OF			37,000,000 shares
SHARES
BENEFICIALLY	8.		SHARED VOTING POWER
OWNED BY
EACH			0 shares
REPORTING
PERSON WITH	9.		SOLE DISPOSITIVE POWER

37,000,000 shares

	10.		SHARED DISPOSITIVE POWER

0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,000,000 shares

12.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.2%

14.	TYPE OF REPORTING PERSON

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 04269Q100	Page 3 of 18 Pages

AMENDMENT NO. 1
TO
SCHEDULE 13D

                This Amendment No. 1 to the Statement on Schedule 13D (this “Statement”) amends and restates in its entirety the Statement on Schedule 13D filed on August 13, 2001 (the “Prior Statement”) by and on behalf of Nortel Networks Corporation with respect to its beneficial ownership of common stock, par value $.01 per share (“Arris Group Common Stock”), of Arris Group, Inc. (f/k/a Broadband Parent Corporation), a Delaware corporation (“Arris Group”).

Item 1.     Security and Issuer.

                This Statement relates to Arris Group Common Stock. The principal executive offices of Arris Group are located at 11450 Technology Circle, Duluth, Georgia 30097.

                The 37,000,000 shares of Arris Group Common Stock beneficially owned by Nortel Networks Corporation are held of record by Nortel Networks LLC, a Delaware limited liability company whose membership interests are directly and indirectly held by Nortel Networks Inc., a Delaware corporation. Nortel Networks Inc. in turn is a wholly owned subsidiary of Nortel Networks Limited, a Canadian corporation and a wholly owned subsidiary of Nortel Networks Corporation, a Canadian corporation. Nortel Networks Corporation and the above referenced affiliates are sometimes collectively referred to herein as “Nortel Networks.”

Item 2.     Identity and Background.

                This Statement is being filed by Nortel Networks Corporation. The principal business and principal office of Nortel Networks Corporation are located at 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada. Nortel Networks Corporation is a leading global supplier of networking solutions for service providers and enterprises. Its business consists of the design, development, manufacture, assembly, marketing, sale, licensing, financing, installation, servicing and support of networking solutions. Nortel Networks Corporation is focused on providing the infrastructure and applications for high-performance networks, as technology transforms the way we communicate and conduct business.

                (a)  - (c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Nortel Networks Corporation is set forth in Schedule I hereto, which is incorporated herein by reference. The citizenship of each person listed in Schedule I is indicated thereon.

                (d)  - (e) During the last five years, neither Nortel Networks Corporation nor, to the knowledge of Nortel Networks Corporation, any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP NO. 04269Q100	Page 4 of 18 Pages

Item 3.     Source and Amount of Funds or Other Consideration.

                The 37,000,000 shares of Arris Group Common Stock were acquired by Nortel Networks LLC in exchange for its then existing membership interest in Arris Interactive L.L.C. (“Arris LLC”), a Delaware limited liability company and a joint venture of Nortel Networks LLC and Arris International, Inc. (f/k/a ANTEC Corporation), a Delaware corporation (“ANTEC”).

Item 4.     Purpose of Transaction.

                On June 15, 2001, Nortel Networks Corporation announced its decision to discontinue its access solutions business operations, which includes its ownership interest in Arris Group. As a result, Nortel Networks Corporation may, among other things, sell a substantial percentage of the Arris Group Common Stock and, to facilitate this, may exercise the demand registration rights described in Item 6 of this Statement, which is incorporated herein by reference.

                On August 3, 2001, Nortel Networks LLC, ANTEC and Arris Group entered into a second amended and restated limited liability company operating agreement for Arris LLC (the “Arris LLC Operating Agreement”) pursuant to which Nortel Networks LLC received a new membership interest in Arris LLC (the “New Membership Interest”) with a face amount of $100,000,000. The New Membership Interest would have become redeemable in approximately four quarterly installments commencing February 3, 2002 had Arris Group met certain availability and other tests under its revolving credit facility at that time. According to Arris Group, the availability tests were not met as of February 3, 2002 or May 3, 2002 and, as a result, Arris LLC has not redeemed any of Nortel Networks’ New Membership Interest. Arris Group has indicated that it does not anticipate that the availability tests will be met during the 2002 calendar year.

                In the event that (a) any of ANTEC, Arris Group or their affiliates enters into and consummates an agreement to sell all or any portion of its respective membership interest in Arris LLC, the New Membership Interest is automatically converted into equity or debt obligations of Arris Group; (b) there is any foreclosure on any of the membership interests in Arris LLC held by ANTEC or Arris Group or a sale in lieu of foreclosure or an exercise of any rights or remedies of a secured creditor with respect to such membership interests, in each case pursuant to Arris Group’s senior credit agreement, dated as of August 3, 2001, as amended (the “Senior Credit Agreement”), with Credit Suisse First Boston, The CIT Group/Business Credit, Inc., and a syndicate of banks, financial institutions and other accredited investors (the “Senior Lenders”), either the Senior Lenders or Nortel Networks may require that the New Membership Interest be converted into equity or debt obligations of Arris Group; or (c) during the continuance of an “Event of Default” (as defined under the Senior Credit Agreement), the Senior Lenders may require that the New Membership Interest be converted into equity or debt obligations of Arris Group. Upon such event, Nortel Networks may elect to receive Arris Group Common Stock, preferred stock (which may be convertible) or notes (which may be convertible), with an exchange of the New Membership Interest for Arris Group Common Stock determined at the then prevailing market value of the Arris Group Common Stock. A copy of the Arris LLC Operating Agreement is filed as Exhibit 1 to this Statement and incorporated herein by reference.

CUSIP NO. 04269Q100	Page 5 of 18 Pages

                On May 16, 2002, Arris Group filed a registration statement on Form S-3 (Registration No. 333-88498) (the “Preliminary Registration Statement”) with respect to the sale by Nortel Networks of up to 21,000,000 shares of Arris Group Common Stock as a result of the exercise of certain demand registration rights as described in Item 6 of this Statement, which is incorporated herein by reference. On June 7, 2002, Arris Group filed an amendment to the Preliminary Registration Statement (together with the Preliminary Registration Statement, the “S-3 Registration Statement”) to, among other things, describe the terms of the Investor Rights Agreement, the Lock-Up Agreement and the Option Agreement (each, as defined below). The S-3 Registration Statement was declared effective by the Securities and Exchange Commission on June 7, 2002. On June 10, 2002, Arris Group filed a prospectus supplement (the “Prospectus Supplement”) pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a firm commitment underwritten public offering of 15,000,000 shares of Arris Group Common Stock (plus an option to purchase up to 2,250,000 shares of Arris Group Common Stock to cover over-allotments) registered pursuant to the S-3 Registration Statement. The completion of this transaction is consistent with Nortel Networks’ public statements regarding its decision to discontinue its access solutions business operations, which includes its ownership in Arris Group.

                Except as set forth in this Statement, the Arris LLC Operating Agreement, the S-3 Registration Statement and the Prospectus Supplement, neither Nortel Networks Corporation nor, to the best of Nortel Networks Corporation’s knowledge, any of the individuals named in Schedule I hereto has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

                (a)  Nortel Networks Corporation is the beneficial owner of 37,000,000 shares of Arris Group Common Stock, representing approximately 45.2% of the Arris Group Common Stock issued and outstanding.

                Except as set forth in this Item 5, neither Nortel Networks Corporation nor, to the best of Nortel Networks Corporation’s knowledge, any of the individuals named in Schedule I hereto beneficially owns any shares of Arris Group Common Stock.

                (b)  Nortel Networks Corporation has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the 37,000,000 shares of Arris Group Common Stock.

                (c)  Except as described in this Statement, neither Nortel Networks Corporation nor, to the best of Nortel Networks Corporation’s knowledge, any of the individuals named in Schedule I hereto has effected any transaction in Arris Group Common Stock during the past 60 days.

CUSIP NO. 04269Q100	Page 6 of 18 Pages

                (d)  Nortel Networks Corporation holds all rights associated with the 37,000,000 shares of Arris Group Common Stock, including the right to receive dividends on such stock.

                (e)  Not applicable.

Item 6.     Contracts, Arrangements, Understanding or Relationships with Respect to Securities of Arris Group.

                The Reorganization Agreement. ANTEC, Arris Group, Broadband Transition Corporation, a Delaware corporation and wholly owned subsidiary of Arris Group, Nortel Networks Inc., Nortel Networks LLC and Arris LLC entered into an Agreement and Plan of Reorganization, dated as of October 18, 2000 (the “Original Agreement”), as amended as of April 9, 2001 (the “Amended Agreement” and, together with the original Agreement, the “Reorganization Agreement”). A copy of the Original Agreement is filed as Exhibit 2 to this Statement and incorporated herein by reference, and a copy of the Amended Agreement is filed as Exhibit 3 to this Statement and incorporated herein by reference. Pursuant to the Reorganization Agreement, Nortel Networks LLC exchanged its existing membership interest in Arris LLC for 37,000,000 shares of Arris Group Common Stock.

                Registration Rights Agreement. On August 3, 2001, Arris Group and Nortel Networks LLC entered into a Registration Rights Agreement (the “Registration Rights Agreement”), which sets forth the following registration rights and limitations regarding the Arris Group Common Stock: (a) Nortel Networks may require Arris Group to initiate a public offering for any shares requested to be sold by Nortel Networks, provided that the number of shares requested to be sold by Nortel Networks is equal to at least 5% of the then outstanding shares of Arris Group Common Stock and provided further that Arris Group is not required to effect more than three registrations on Form S-1; (b) Nortel Networks may not exercise its rights to request a registration more than once during any 90-day period; (c) Nortel Networks has the right to participate in and sell shares of stock held by it during any public offering of Arris Group stock, whether offered by Arris Group or any other stockholder; and (d) Arris Group will pay for Nortel Networks’ expenses relating to its participation in a public offering, whether or not the offering is initiated by Nortel Networks. A copy of the Registration Rights Agreement is filed as Exhibit 4 to this Statement and incorporated herein by reference.

                Arris LLC Operating Agreement. Pursuant to the Arris LLC Operating Agreement, Nortel Networks Corporation may be required to, or under some circumstances may elect to, exchange its New Membership Interest for common stock, preferred stock (which may be convertible) or notes (which, may be convertible) of Arris Group under limited circumstances. Shares of Arris Group Common Stock received by Nortel Networks Corporation upon the exchange of the New Membership Interest will be excluded from the provisions of the Investor Rights Agreement triggered upon Nortel Networks’ ownership of more than 49.9% of the outstanding shares of Arris Group Common Stock. All other provisions of the Investor Rights Agreement will apply to any shares of Arris Group Common Stock received by Nortel Networks upon the exchange of the New Membership Interest.

CUSIP NO. 04269Q100	Page 7 of 18 Pages

                The Investor Rights Agreement. On June 7, 2002, Nortel Networks LLC, Nortel Networks Inc. and Arris Group entered into a Second Amended and Restated Investor Rights (the “Investor Rights Agreement”), which amends and restates in its entirety that certain Amended and Restated Investor Rights Agreement, dated as of April 9, 2001, by and among Nortel Networks LLC, Nortel Networks Inc. and Arris Group, as amended by First Amendment to Amended and Restated Investor Rights Agreement dated as of August 3, 2001. A copy of the Investor Rights Agreement is filed as Exhibit 5 to this Statement and incorporated herein by reference.

                Directors; Voting of Shares.

                The Investor Rights Agreement sets forth the following terms for the selection of the board of directors of Arris Group and the voting of the shares of Arris Group Common Stock held by Nortel Networks:

•	on August 3, 2001, two nominees of Nortel Networks (“Investor Nominees”) were appointed to the board of directors of Arris Group;

•	up to two Investor Nominees by Nortel Networks are to be included in any slate of director nominees recommended to the Arris Group stockholders by the Arris Group board of directors, provided that in the event that the shares of Arris Group Common Stock held by Nortel Networks decreases to (a) less than 20% of the outstanding shares of Arris Group Common Stock, Nortel Networks will be entitled to only one Investor Nominee, and (b) less than 10% of the outstanding shares of Arris Group Common Stock, Nortel Networks will no longer be entitled to an Investor Nominee;

•	Nortel Networks will vote its shares of Arris Group Common Stock for the election of the slate of nominees proposed by the board of directors of Arris Group, provided that the Investor Nominees are included in such slate;

•	at least 60% of the members of the board of directors of Arris Group are to be unaffiliated with either Arris Group or Nortel Networks; and

•	the size of Arris Group’s board of directors is currently 11 and without Nortel Networks’ consent will not exceed 15 members.

                The current Investor Nominees of Nortel Networks are Susan Spradley, President of Carrier Voice over Packet Division of Nortel Networks Inc., and Craig A. Johnson, Vice President, Head of Global Corporate Development for Nortel Networks Inc.

                Acquisition of Arris Group Securities.

                The Investor Rights Agreement sets forth the following limitations on transactions related to the acquisition of securities of Arris Group. Nortel Networks will not (a) with limited exceptions, acquire or propose to acquire greater than 49.9% of the outstanding shares of Arris Group Common Stock; (b) propose or seek to effect any merger, business combination, restructuring, recapitalization or similar transaction involving Arris Group or any of its

CUSIP NO. 04269Q100	Page 8 of 18 Pages

subsidiaries or the sale of all or substantially all of the assets of Arris Group or any of its subsidiaries; (c) deposit Arris Group voting securities into a voting trust, unless such voting trust provides that such shares will be voted consistent with the provisions of the Investor Rights Agreement; (d) except for the exercise by the Investor Nominees of their fiduciary duties, seek election to, seek to place a representative on, or seek the removal of any member of, the Arris Group board of directors; (e) engage in a proxy contest or solicitation; or (f) call a meeting of stockholders or seek stockholder approval of any action or participate in a group with other holders of Arris Group voting securities. In the event of the consummation of a firm commitment underwritten public offering of at least 10,000,000 shares of Arris Group Common Stock (or such lesser number of shares of Arris Group Common Stock as Nortel Networks may elect to sell) held by Nortel Networks pursuant to the S-3 Registration Statement, the restrictions set forth in (c) above shall automatically terminate on the later of (i) September 30, 2002, and (ii) the date on which Nortel Networks ceases to hold at least 27% of the total voting power of Arris Group.

                Notwithstanding the forgoing, Nortel Networks is authorized to participate in discussions or negotiations regarding the acquisition of Arris Group by an unaffiliated third party provided that such third-party’s offer is for at least 90% of the outstanding shares of Arris Group Common Stock held by stockholders other than Nortel Networks, its affiliates or the third party (the “Unaffiliated Stockholders”). In addition, at least a majority of the shares of Arris Group Common Stock held by the Unaffiliated Stockholders must be tendered in the third-party offer.

                In the event that Nortel Networks acquires more than 49.9% of the outstanding Arris Group Common Stock as a result of an acquisition of an unaffiliated business entity, Arris Group may require Nortel Networks to dispose of shares held by it or its affiliates in excess of 49.9%. Such disposition must be completed within 12 months after Arris Group issues a request. The Investor Rights Agreement allows Nortel Networks to acquire greater than 49.9% of the Arris Group Common Stock provided that it makes an offer to acquire at least 90% of the outstanding Arris Group Common Stock. In the event that Arris Group does not accept Nortel Networks’ offer, Arris Group is required to initiate an auction process for the sale of Arris Group. If Nortel Networks is not the successful bidder in the auction or does not elect to participate in the auction and Arris Group has received a fairness opinion from a nationally recognized investment banking firm that the successful bidder’s transaction provides the highest value to Arris Group or its stockholders of all of the bids in the auction, then Nortel Networks is obligated to vote in favor of the winning transaction in the auction and to tender its shares of Arris Group Common Stock. Except in conjunction with a permitted offer, Nortel Networks may not become a participant in the solicitation of proxies concerning any transaction relating to the voting securities of Arris Group. Nortel Networks has no current intention to acquire additional shares of Arris Group Common Stock. During the twelve month period ending in June 2002, Nortel Networks may, among other things, sell a substantial percentage of the Arris Group Common Stock and to facilitate such sale, may exercise the demand registration rights described in this Item 6.

CUSIP NO. 04269Q100	Page 9 of 18 Pages

                Disposition of Arris Group Common Stock.

                The Investor Rights Agreement sets forth limitations on Nortel Networks’ ability to sell or transfer any shares of Arris Group Common Stock, except a transfer to an affiliate of Nortel Networks. Nortel Networks may sell or transfer shares of Arris Group Common Stock only in the following transactions: (a) in a bona fide public offering effected in accordance with the Registration Rights Agreement; (b) in a bona fide open market transaction as permitted by the provisions of Rule 144 under the Securities Act; or (c) in a privately-negotiated transaction to either an institutional investor or any other person, provided that (i) Nortel Networks may not sell or transfer shares to any institutional investor if, after giving effect to the sale or transfer, such investor would own shares representing more than 10% of the outstanding voting power of Arris Group, and (ii) Nortel Networks may not sell or transfer shares to any other person, other than an institutional investor, unless such person agrees to be bound by the provisions of the Investor Rights Agreement which limit transactions and dispositions of Arris Group capital stock.

                Removal of Restrictions on Dispositions of Arris Group Common Stock.

                The Investor Rights Agreement provides that on and after the later of (i) September 30, 2002, and (ii) the date that Nortel Networks ceases to beneficially own at least 27% of the total voting power of Arris Group, Nortel Networks shall be permitted to dispose of any shares of Arris Group Common Stock to any person or persons in any manner at any time and from time to time, subject to certain limited restrictions set forth more fully therein. The foregoing agreement, however, is subject to the sale by Nortel Networks of a minimum of 10,000,000 shares of Arris Group Common Stock (or such lesser number of shares as Nortel Networks may elect to sell) in a firm commitment underwritten public offering pursuant to the S-3 Registration Statement on or before June 30, 2002.

                Right of Participation in the Sale of Arris Group.

                The Investor Rights Agreement provides that as long as Nortel Networks beneficially owns Arris Group Common Stock representing at least 20% of the total voting power of Arris Group, Arris Group may not enter into, and the Arris Group board of directors shall not publicly recommend to its stockholders or approve, a definitive agreement providing for a change in control of Arris Group, unless prior thereto Nortel Networks is provided with notice of the proposed transaction and the opportunity to participate in the bidding process.

                Shareholder Rights Plan.

                The Investor Rights Agreement provides that in the event Arris Group adopts a shareholder rights plan, Nortel Networks agrees not to bring any claim or cause of action against Arris Group or its board of directors in connection with the adoption or administration of such plan, provided that (i) such plan is customary for a company similarly-situated to Arris Group, and (ii) no member of Nortel Networks is deemed an “acquiring person” (as such term is customarily defined) solely by reason of its ownership of the Arris Group Common Stock received pursuant to the Reorganization Agreement on the date of adoption of the shareholder rights plan. In addition, the foregoing agreement is subject to the sale by Nortel Networks of a minimum of 10,000,000 shares of Arris Group Common Stock (or such lesser number of shares as Nortel Networks may elect to sell) in a firm commitment underwritten public offering pursuant to the S-3 Registration Statement on or before June 30, 2002.

CUSIP NO. 04269Q100	Page 10 of 18 Pages

                Termination.

                The Investor Rights Agreement may be terminated by either Arris Group or Nortel Networks if:

•	a transaction as a result of a third-party offer is consummated;

•	the parties mutually agree in writing; or

•	at any time after Nortel Networks and its affiliates cease to own shares representing at least 10% of the total voting power of Arris Group.

                The Lock-Up Agreement. On June 7, 2002, Nortel Networks and Liberty ANTC, Inc. (“Liberty”) entered into a Lock-Up Agreement (the “Lock-Up Agreement”) pursuant to which each party has agreed not to exercise its registration rights or sell any shares of Arris Group Common Stock pursuant to Rule 144 of the Securities Act, during the Restricted Period (as defined below), excluding in the case of Nortel Networks the 21,000,000 shares of Arris Group Common Stock that Arris Group has registered pursuant to the S-3 Registration Statement. The “Restricted Period” commences on the consummation of a firm commitment underwritten public offering pursuant to the S-3 Registration Statement on or before June 30, 2002 and expires on the earlier of July 31, 2003 and thirty days after the completion of both of the following: (i) the refinancing, redemption or maturity of at least 66% of the original principal amount of those certain 41/2 % Convertible Subordinated Notes made by Arris Group in favor of Nortel Networks due May 15, 2003, and (ii) the redemption by Arris LLC of at least 66% of the original principal amount of Nortel Networks’ New Membership Interest plus accrued dividends. A copy of the Lock-Up Agreement is filed as Exhibit 6 to this Statement and incorporated herein by reference.

                Option Agreement. On June 7, 2002, Nortel Networks LLC, Arris LLC and Arris Group entered into a Option Agreement (the “Option Agreement”) pursuant to which Arris LLC may redeem Nortel Networks’ New Membership Interest in Arris LLC at a discount of up to 40% if Nortel Networks is able to sell a minimum of 10,000,000 shares of Arris Group Common Stock (or such lesser number of shares as Nortel Networks may elect to sell) in a firm commitment underwritten public offering pursuant to the S-3 Registration Statement on or before June 30, 2002. The amount of the discount is based upon the percentage of shares of Arris Group Common Stock that Nortel Networks owns as of June 30, 2002. The discount percentage will be determined according to the following parameters:

Nortel Ownership Percentage of Arris Group
Common Stock as of June 30, 2002	Discount Percentage

Less than 20%	40%
20% or more, but less than 21.5%	30%
21.5% or more, but less than 23%	27.5%
23% or more, but less than 25%	25%
25% or more, but less than 27%	21%
27% or more	20%

CUSIP NO. 04269Q100	Page 11 of 18 Pages

                In addition, the Option Agreement provides that the term of the option shall commence on the closing date of the sale by Nortel Networks of at least 10,000,000 shares of Arris Group Common Stock (or such lesser number of shares as Nortel Networks may elect to sell), in a firm commitment underwritten public offering pursuant to the S-3 Registration Statement and shall expire on June 30, 2003. A copy of the Option Agreement is filed as Exhibit 7 to this Statement and incorporated herein by reference.

                The foregoing summaries of the Reorganization Agreement, the Investor Rights Agreement, the Arris LLC Operating Agreement, the Registration Rights Agreement, the Lock-Up Agreement and the Option Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements incorporated by reference herein.

                Except as provided in the Reorganization Agreement, the Investor Rights Agreement, the Arris LLC Operating Agreement, the Registration Rights Agreement, the Lock-Up Agreement or the Option Agreement or as set forth in this statement, neither Nortel Networks Corporation nor, to the best of Nortel Networks Corporation’s knowledge, any of the individuals named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Arris Group, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material To Be Filed as Exhibits.

Exhibit 1 —	Second Amended and Restated Limited Liability Company Agreement of Arris Interactive L.L.C., dated as of August 3, 2001, among Arris International, Inc. (f/k/a ANTEC Corporation), Arris Group, Inc. and Nortel Networks LLC (incorporated herein by reference to the Reporting Person’s Statement on Schedule 13D, dated August 3, 2001, filed with the Securities and Exchange Commission on August 13, 2001).

Exhibit 2 —	Agreement and Plan of Reorganization, dated as of October 18, 2000, among ANTEC Corporation, Broadband Parent Corporation, Broadband Transition Corporation, Nortel Networks Inc., Nortel Networks LLC and Arris Interactive L.L.C. (incorporated herein by reference to Exhibit 2.1 to Form 8-K (File No. 000-22336), filed by ANTEC Corporation on October 25, 2000).

Exhibit 3 —	First Amendment to Agreement and Plan of Reorganization, dated as of April 9, 2001, among ANTEC Corporation, Broadband Parent Corporation, Broadband Transition Corporation, Nortel Networks Inc., Nortel Networks LLC and Arris Interactive L.L.C. (incorporated herein by reference to Exhibit 2.1 to Form 8-K (File No. 000-22336), filed by ANTEC Corporation on April 13, 2001).

CUSIP NO. 04269Q100	Page 12 of 18 Pages

Exhibit 4 —	Registration Rights Agreement, dated as of August 3, 2001, between Arris Group, Inc. and Nortel Networks LLC (incorporated herein by reference to the Reporting Person’s Statement on Schedule 13D, dated August 3, 2001, filed with the Securities and Exchange Commission on August 13, 2001).

Exhibit 5 —	Lock-Up Agreement, dated as of June 7, 2002, by and between Nortel Networks LLC and Liberty ANTC, Inc. (formerly known as TCI TSX, Inc.).

Exhibit 6 —	Option Agreement, dated as of June 7, 2002, by and among Nortel Networks LLC, Arris Interactive L.L.C., and Arris Group, Inc. (incorporated herein by reference to Exhibit 10.2 to Form 8-K (File No. 001-16631), filed by Arris Group, Inc. on June 10, 2002).

Exhibit 7 —	Second Amended and Restated Investor Rights Agreement, dated as of June 7, 2002, by and among Nortel Networks LLC, Nortel Networks Inc. and Arris Group, Inc., f/k/a Broadband Parent Corporation (incorporated herein by reference to Exhibit 10.3 to Form 8-K (File No. 001-16631), filed by Arris Group, Inc. on June 10, 2002).

CUSIP NO. 04269Q100	Page 13 of 18 Pages

SIGNATURES

                After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2002	NORTEL NETWORKS CORPORATION

	By:	/s/ Deborah J. Noble

Deborah J. Noble
Corporate Secretary

	By:	/s/ Blair F. Morrison

Blair F. Morrison
Assistant Secretary

CUSIP NO. 04269Q100	Page 14 of 18 Pages

SCHEDULE I
DIRECTORS AND OFFICERS OF
NORTEL NETWORKS CORPORATION

                The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Nortel Networks Corporation is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is Nortel Networks Corporation, 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada.

PRESENT PRINCIPAL
NAME AND CITIZENSHIP		OCCUPATION OR EMPLOYMENT

Directors

	Blanchard, James J.	Verner, Liipfert, Bernhard, McPherson and Hand
	American	901-15th Street, N.W., Suite 700
Washington, D.C. 20005-2301 U.S.A.

	Brown, Robert E.	President and Chief Executive Officer
	Canadian	Bombardier Inc.
800 Rene-Levesque Boulevard West
29th Floor
Montreal, Quebec H3B 1Y8 Canada

	Cleghorn, John E.	Chairman of the Board
	Canadian	SNC-Lavalin Group Inc. Suite 3115, South Tower Royal Bank Plaza
200 Bay Street
Toronto, Ontario L5J 2J5 Canada

	Dunn, Frank A. Canadian	President, Chief Executive Officer, and Chief Financial Officer Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario L6T 5P6 Canada

	Fortier, L. Yves	Chairman & Senior Partner
	Canadian	Ogilvy Renault
1981 McGill College Avenue, 12th Floor
Montreal, Quebec H3A 3C1 Canada

	Ingram, Robert A.	Chief Operating Officer and President,
	American	Pharmaceutical Operations
GlaxoSmithKline
5 Moore Drive, Research Triangle Park, N.C.
27709 U.S.A.

	Owens, Admiral William A. American	Vice-Chairman of the Board and Co-Chief Executive Officer of Teledesic LLC Teledesic LLC 1445-120th Avenue N.E. Bellevue, Washington 98005 U.S.A.

CUSIP NO. 04269Q100	Page 15 of 18 Pages

	Saucier, Guylaine	Corporate Director
	Canadian	1321 Sherbrooke Street West, Apartment C-61
Montreal, Quebec H3G 1J4 Canada

	Smith, Jr., Sherwood H.	Retired (Chairman Emeritus of the Board)
	American	CP&L
One Hanover Square Building
421 Fayetteville Street Mall
Raleigh, N.C. 27601-1748 U.S.A.

	Wilson, Lynton R.	Chairman of the Board (non-executive)
	Canadian	Nortel Networks Corporation
Nortel Networks Limited
8200 Dixie Road, Suite 100
Brampton, Ontario L6T 5P6 Canada

Chairman of the Board
CAE Inc.
483 Bay Street, Floor 7, North Tower
Toronto, Ontario M5G 2E1 Canada

Officers

	DeRoma, Nicholas, J.	Chief Legal Officer
American

	Mao, Robert Y.L.	Chief Executive Officer, Nortel Networks
	American	(China) Ltd.

	Ricks, Richard C.	Chief Information Officer
American

	Kember, Alan T.	Chief Marketing Officer
Canadian

	Mumford, D. Gregory	Chief Technology Officer
Canadian

	Donahee, Gary R.	President, Americas
Canadian/American

	Debon, Pascal	President, Wireless Networks
French

	Tariq, Masood A.	President, Asia
Canadian/American

	Bolouri, Chahram	President, Global Customer Care & Supply
	Canadian	Chain Operations

CUSIP NO. 04269Q100	Page 16 of 18 Pages

Plastina, Frank	President, Metro and Enterprise Networks
Canadian

Ross, Eric J.	President, Quality and Customer Satisfaction
Canadian

Schilling, Steven L.	President, Enterprise Accounts
American

McFadden, Brian W.	President, Optical Long-Haul Networks
Canadian

Pusey, Stephen C.	President, Europe, Middle East and Africa
British

Donovan, William J.	Senior Vice-President, Human Resources
American

Bush, Kriss W.	Vice-President, Tax
American

Kaye, Robert B.	General Auditor
Canadian

Noble, Deborah J.	Corporate Secretary
Canadian

Beatty, Douglas C.	Controller
Canadian

Stevenson, Katharine B.	Treasurer
Canadian/American

Morrison, Blair F.	Assistant Secretary
Canadian

Mezon, Linda F.	Assistant Controller
Canadian/American

CUSIP NO. 04269Q100	Page 17 of 18 Pages

Doolittle, John M.	Assistant Treasurer
Canadian

CUSIP NO. 04269Q100	Page 18 of 18 Pages

Exhibits/Index

Exhibit 1 —	Second Amended and Restated Limited Liability Company Agreement of Arris Interactive L.L.C., dated as of August 3, 2001, among Arris International, Inc. (f/k/a ANTEC Corporation), Arris Group, Inc. and Nortel Networks LLC (incorporated herein by reference to the Reporting Person’s Statement on Schedule 13D, dated August 3, 2001, filed with the Securities and Exchange Commission on August 13, 2001).

Exhibit 2 —	Agreement and Plan of Reorganization, dated as of October 18, 2000, among ANTEC Corporation, Broadband Parent Corporation, Broadband Transition Corporation, Nortel Networks Inc., Nortel Networks LLC and Arris Interactive L.L.C. (incorporated herein by reference to Exhibit 2.1 to Form 8-K (File No. 000-22336), filed by ANTEC Corporation on October 25, 2000).

Exhibit 3 —	First Amendment to Agreement and Plan of Reorganization, dated as of April 9, 2001, among ANTEC Corporation, Broadband Parent Corporation, Broadband Transition Corporation, Nortel Networks Inc., Nortel Networks LLC and Arris Interactive L.L.C. (incorporated herein by reference to Exhibit 2.1 to Form 8-K (File No. 000-22336), filed by ANTEC Corporation on April 13, 2001).

Exhibit 4 —	Registration Rights Agreement, dated as of August 3, 2001, between Arris Group, Inc. and Nortel Networks LLC (incorporated herein by reference to the Reporting Person’s Statement on Schedule 13D, dated August 3, 2001, filed with the Securities and Exchange Commission on August 13, 2001).

Exhibit 5 —	Lock-Up Agreement, dated as of June 7, 2002, by and between Nortel Networks LLC and Liberty ANTC, Inc. (formerly known as TCI TSX, Inc.).

Exhibit 6 —	Option Agreement, dated as of June 7, 2002, by and among Nortel Networks LLC, Arris Interactive L.L.C., and Arris Group, Inc. (incorporated herein by reference to Exhibit 10.2 to Form 8-K (File No. 001-16631), filed by Arris Group, Inc. on June 10, 2002).

Exhibit 7 —	Second Amended and Restated Investor Rights Agreement, dated as of June 7, 2002, by and among Nortel Networks LLC, Nortel Networks Inc. and Arris Group, Inc., f/k/a Broadband Parent Corporation (incorporated herein by reference to Exhibit 10.3 to Form 8-K (File No. 001-16631), filed by Arris Group, Inc. on June 10, 2002).